Exhibit (a)(1)(H)
Final Confirmation
From: stockoptions@clearwire.com
Sent: [                    ]
To: [Participant]
Subject: Option for RSU Exchange Program is Closed
Dear [Participant]:
This notice is to inform you that the Option for RSU Exchange Program (the “Exchange Offer”) deadline of June 7, 2011 (5:00 p.m., Pacific Daylight Time) has passed and the Exchange Offer is now closed.
If you participated in the Exchange Offer and elected to tender one or more of your eligible option grants, you should have received an Exchange Offer election confirmation e-mail when you made your election. If you did not participate in the Exchange Offer or did not tender an eligible option, you maintain your original options subject to their original terms.
Your Exchange Offer final elections as of the offer period closing on June 7, 2011, are recorded as follows:

Eligible Option Grant						Replacement RSUs
Vest
Grant			Price	Options	Options			Schedule
Number	Type	Date	($)	Outstanding	Vested	Type	Shares	(Years)	Election
We strongly encourage you to print this page and keep it for your records.
At this time, you cannot change your election and the last properly submitted election that we received from you before the deadline is considered your sole valid election.
If you elected to exchange one or more of your eligible options for RSUs, you will receive notification of your new RSU grant(s) in approximately 2 to 3 weeks.
Should you have any questions, please e-mail: stockoptions@clearwire.com or call (425) 216-7184.